SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008
Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company

General Shareholders’ Meeting
CALL NOTICE

The shareholders are hereby called to attend the General Shareholders’ Meeting of the Company to be held at 02:00 p.m. of March 27, 2008, at the head-office, on Av. Roque Petroni, 1464 – ground floor (Auditorium), Morumbi, in the Capital of São Paulo State, in order to adopt resolutions on the following Agenda:

(1) To review the Management Report; to examine, discuss and vote the financial statements for fiscal year ended 12.31.2007; (2) To resolve on the allocation of the profit for the year; (3) To approve the capital budget of the company for fiscal year 2008; (4) To elect the members of the Statutory Audit Committee; and (5) To set the annual overall compensation of the directors/officers and the individual compensation of the members of the Statutory Audit Committee.

GENERAL INSTRUCTIONS

(a)	Proxies for representation of shareholders of the Company at the Meeting should be filed at Av. Roque Petroni Júnior, 1464, 3º andar, lado B, Morumbi, in the Capital of São Paulo State (Legal Department), Monday to Friday, from 09:00 a.m. to 05:00 p.m., until not later than 02:00 p.m. of March 25, 2008.
(B)	Those shareholders of the Company who are participants of the Registered Shares Fungible Custody programs of the Stock Exchanges and wish to attend this Meeting shall be required to present an account statement showing their respective shareholding interest in the Company, dated not earlier than (2) days before the date of the Meeting.
(C)	The documents and proposals related to the matters of the Meeting called hereby shall be available to the shareholders at the address informed in letter (a) above.

São Paulo, March 04, 2008.

Luis Miguel Gilpérez López
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 13, 2008

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.